September 6, 2024

Marvin L. White
Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

       Re: Aptevo Therapeutics Inc.
           Registration Statement on Form S-1
           Filed August 30, 2024
           File No. 333-281892
Dear Marvin L. White:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Sean Donahue, Esq.